Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended of our report dated February 28, 2017 relating to the consolidated and combined financial statements of Donnelley Financial Solutions, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the allocation of certain assets, liabilities, expenses and income that have historically been held at the RR Donnelley & Sons Company corporate level but which are specifically identifiable or attributable to Donnelley Financial Solutions, Inc.) and incorporated by reference in the Prospectus included in Registration Statement No. 333- 216933, as amended. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Chicago, IL

June 14, 2017